MaxsMaking Inc.

Room 903, Building 2, Kangjian Business Plaza

No. 1288 Zhennan Road

Putuo District, Shanghai, China, 200331

VIA EDGAR

December 3, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Heather Clark Hugh West Eranga Dias Evan Ewing

Re:	MaxsMaking Inc.
Registration Statement on Form F-1
Submitted November 13, 2024
File No. 333-283211

Ladies and Gentlemen:

MaxsMaking Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 27, 2024, regarding the Registration Statement on Form F-1 filed to the Commission on November 13, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar the Amendment No.1 to the Registration Statement on Form F-1 (the “Amendment No.1”) simultaneously with the submission of this response letter.

Registration Statement on Form F-1

Capitalization, page F-60

1.	We note that the “As Adjusted with full Exercise of Over Allotment Option” column reflects the gross proceeds of $10,350,000 (2,300,000 shares*$4.50 per share). However, the third bullet point above states that it reflects the sale of the shares “after deducting the underwriting discounts and commissions and estimated offering expense.” Please revise the last column in the table to deduct these expenses.

Response:

In response to the Staff’s comment, we have revised our disclosures under “Capitalization” section on page 60 of the Amendment No.1.

Dilution, page 61

2.	Please tell us how you calculated that a $1.00 increase or decrease will change your as adjusted capitalization by $20,675,434. In this regard, a $1 change in price for 2 million shares would change the capitalization by $2 million less any additional expenses. Please clarify.

Response

We respectfully advise the Staff that the amount should be $1,820,000  instead of $20,675,434. Accordingly, we have revised our disclosures under “Dilution” section on page 61 of the Amendment No.1.

3.	Please tell us how your post offering as adjusted net tangible book value per share of $0.83 per share was determined.

Response:

We respectfully advise the Staff that tangible assets are calculated as total equity minus intangible assets and deferred offering cost, amounting to $14,054,099. After dividing this amount by the total number of shares, 17,000,000, the adjusted net tangible assets book value per share is $0.83. Please see the illustration below for our calculations.

Adjusted Proforma
Total equity	14,791,732
Intangible assets	7,963
Deferred offering cost	729,670
Tangible assets	14,054,099
Total shares	17,000,000
Adjusted net tangible assets book value per share	0.83

Related Party Transactions, page 123

4.	Please revise your disclosure in this section to provide information up to a more recent date as required by Item 7.B of Form 20-F

Response:

In response to the Staff’s comment, we have revised our disclosures under “Related Party Transactions” section on page 123 of the Amendment No.1.

***

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Wei Wang, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Xiaozhong Lin
Name:	Xiaozhong Lin
Title:	Chief Executive Officer

cc:	Wei Wang, Esq. Ellenoff Grossman & Schole LLP

3